UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) September 30, 2025

DF Growth REIT II, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-26000369
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

750 B Street Suite 1930 San Diego, CA 94101

(Full mailing address of principal executive offices)

(858) 430-8528

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Investor Shares

Item 9. Other Events

Pursuant to Section 9.2 of the LLC Agreement (the “LLC Agreement”) by and among DF Growth REIT II, LLC (the “Company”); DF Manager, LLC (the “Manager”); DiversyFund, Inc. (the “Sponsor”); and the members of the Company, the Manager has determined that it is in the best interests of the Company and its members to extend the Dissolution Date (as defined in the LLC Agreement).

The attached communication was distributed to investors in the Company on September 30, 2025.

DiversyFund

750 B Street Suite 1930

San Diego, CA 92101

September 30, 2025

Dear Investor,

As provided in Section 9.2 of the Operating Agreement of DF Growth REIT II, LLC (“Fund II”), the Manager has determined that it is in the best interests of the Fund and its members to extend Fund II’s dissolution date. The new dissolution date is December 31, 2026.

We recognize that many of you are looking forward to receiving your capital back and may view this extension as a delay. We want to emphasize that the reason for this extension is not to postpone distributions, but to attempt to maximize investor value by selling our multifamily properties in what we expect to be a more favorable market environment.

Background

Private real estate investment funds are typically structured with a life of 5–10 years and often include options for one or more extensions. Fund II was initially set up with a five-year term and the Manager’s discretion to extend up to two additional years.

Under Delaware law, once an LLC’s dissolution date is reached, the entity enters a “winding up” period. This period can last up to several months or years and allows the Fund to sell its real estate assets in an orderly manner, with a goal to maximize potential investor profits, before distributing proceeds from those sales to investors.

The Fund’s Value-Add Cycle

Fund II follows a six-stage value-add process:

1.	Capital Raise

2.	Acquisition

3.	Renovation

4.	Stabilization

5.	Liquidation

6.	Distribution

At present, all acquisitions and renovations are complete, and most assets are in the Stabilization Stage. This is when properties realize rent increases and value growth before being prepared for sale.

How the Extension Potentially Benefits Investors

The multifamily market has been under pressure from higher interest rates and other factors, which pushed capitalization rates (“cap rates”) up and property values down. Our view, and the view of many market analysts, is that cap rates are likely to decline over the next 12–24 months as interest rates stabilize or decrease. Lower cap rates directly translate to higher multifamily property values.

For example (for illustration purposes only):

●	A multifamily property generating $1,000,000 in Net Operating Income (NOI) is valued at about $16.7M at a 6% cap rate.

●	If the cap rate compresses to 5%, that same NOI supports a valuation of $20.0M.

●	That’s a 20% increase in value purely due to market conditions. without any additional improvements or rent increases.

By extending the dissolution date, we give Fund II the flexibility to sell properties into a potentially more favorable market. Instead of forcing sales in today’s softer environment, we can monitor property performance and local market cap rates, with the goal of selling each asset over the next 12–36 months when we expect shareholder value can be maximized.

Conclusion

We understand that extensions may cause concern, but please know that our priority is to maximize the potential returns on your invested capital on a risk-adjusted basis. We are confident that taking this additional time will position Fund II to achieve stronger outcomes for all investors.

Thank you for your continued trust and partnership.

Sincerely,
The DiversyFund Team

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): DF Growth REIT II, LLC

By (Signature and Title): Alan Lewis, Chief Investment Officer

Date: September 30, 2025

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